Exhibit 99.1

Summary of Principal Amendments to the 2021 Share Incentive Plan

The following is a summary of the principal amendments to the 2021 Share Incentive Plan proposed to be approved at the annual general meeting of shareholders of Melco International Development Limited, as discussed in the Explanatory Note to the Form 6-K to which this Exhibit 99.1 is attached. The Amended 2021 Share Incentive Plan will not be implemented unless approved at such meeting and, if so approved, will become effective as of June 13, 2024. This summary does not form part of, nor is it intended to affect the interpretation of, the terms of the Amended 2021 Share Incentive Plan. All references to “shares” below are to the Company’s ordinary shares, par value US$0.01 each.

A.

Eligible Participants. Persons eligible to participate in the Amended 2021 Share Incentive Plan has been amended to include any Employee Participant, HKSE Related Entity Participant or HKSE Service Provider, each as defined below. Under the Amended 2021 Share Incentive Plan:

i.

Employee Participant means any member of the Company’s board of directors (the “Board”), and any person who is in the employ of the Company or any of its subsidiaries (including a person who is granted an award involving the issue of new shares or an award involving existing shares held by Melco International (any such award, a “New Share Grant Award”) under the Amended 2021 Share Incentive Plan as an inducement to enter into employment contracts with the Company or any of its subsidiaries);

ii.

HKSE Related Entity Participant means any member of the board of any holding company, fellow subsidiary or associated company of the Company (a “HKSE Related Entity”), and any person who is the employee of a HKSE Related Entity, subject to the control and direction of the HKSE Related Entity as to both the work to be performed and the manner and method of performance; and

iii.

HKSE Service Provider means any person who provides advisory and consultancy services to the Company and its subsidiaries on a continuing or recurring basis in their ordinary and usual course of business which are in the interests of the long-term growth of the Company and its subsidiaries, including but not limited to any consultant, independent contractor or advisor: (a) where the services rendered are bona fide services, (b) the continuity and frequency of services are akin to those of employees, (c) who have stepped down from an employment, director or executive position with the Company or its subsidiaries, and (d) where the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; excluding (for the avoidance of doubt) (x) placing agents or financial advisors providing advisory services for fund-raising, mergers or acquisitions, and (y) professional service providers (including but not limited to auditors or valuers) who provide assurance, or are required to perform the services with impartiality and objectivity.

Persons eligible for New Share Grant Awards shall only comprise Employee Participants, HKSE Related Entity Participants and HKSE Service Providers, as determined by the compensation committee of the Board, or another committee or subcommittee of the Board which is appointed as provided in the Amended 2021 Share Incentive Plan (the “Committee”).

B.

Maximum Number of Shares for New Share Grant Awards. The maximum aggregate number of shares which may be issued pursuant to all New Share Grant Awards to be granted under the Amended 2021 Share Incentive Plan and any other share schemes of the Company which specifically involve grants of share awards involving the issue of new shares or grants of share awards involving existing shares held by or for Melco International is 10% of the shares in issue as of the effective date of the Amended 2021 Share Incentive Plan.

C.

Vesting of New Share Grant Awards. Subject to certain exceptions specified in the Amended 2021 Share Incentive Plan, the vesting period in respect of any New Share Grant Award shall not be less than 12 months.